UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Consolidated Communications Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

209034107
(CUSIP Number)

Searchlight III CVL, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue – 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,352,842
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,352,842
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,352,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON PN
___________________
(1)	Based on 79,410,525 shares of Common Stock outstanding as of October 2, 2020.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,352,842
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,352,842
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,352,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON OO
___________________
(1)	Based on 79,410,525 shares of Common Stock outstanding as of October 2, 2020.

Item 1. Security and Issuer.
This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 121 South 17th Street, Mattoon, Illinois 61938.
Item 2. Identity and Background.
(a) – (c), (f)
This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”) and Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP” and, together with Searchlight III CVL, the “Reporting Persons”). Eric Zinterhofer is the sole member of Searchlight III CVL GP and directly or indirectly controls the investment and voting decisions of Searchlight III CVL GP. The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference. Searchlight III CVL GP and Mr. Zinterhofer disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that either Searchlight III CVL GP or Mr. Zinterhofer is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.
The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue – 27th Floor, New York NY 10151.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.
(d)-(e)
During the last five years, none of the Reporting Persons or any persons listed in Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source or Amount of Funds or Other Consideration.
On September 13, 2020, the Issuer and Searchlight III CVL entered into an investment agreement (the “Investment Agreement”), pursuant to which Searchlight III CVL agreed to purchase from the Issuer, for aggregate consideration of up to $425 million, (a) shares of Common Stock, (b) a subordinated note with an aggregate principal amount of approximately $395.5 million (the “Note”), which shall initially be non-convertible, but which shall, at the Second Closing of the Investment (as defined in the Investment Agreement), be convertible into shares of a new series of preferred stock, par value $0.01 of the Issuer, to be designated the Issuer’s Series A Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and (c) a contingent payment right (the “Contingent Payment Right”) that shall be automatically converted into shares of Common Stock subject to the terms and conditions of the contingent payment right agreement (the “Contingent Payment Right Agreement”), entered into by the Issuer and Searchlight III CVL (such transactions, collectively, the “Investment”).
On October 2, 2020, for an aggregate purchase price of $350 million, Searchlight III CVL completed the purchase of 6,352,842 shares of Common Stock, entered into the Contingent Payment Right Agreement with the Issuer and was issued a contingent payment right representing 17,870,012 shares of Common Stock, and obtained the right to receive the Note at or prior to the Second Closing (such transactions, collectively, the “Initial Closing”).
The sources of funds for these purchases was capital contributions made by the investors in Searchlight III CVL together with available lines of credit.
Item 4. Purpose of Transaction.
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.
The Reporting Persons acquired beneficial ownership of the Common Stock as described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement, the Governance Agreement (as defined below) and the Registration Rights Agreement (as defined below), and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the Investment as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.
Pursuant to the Governance Agreement, dated as of September 13, 2020, by and between the Issuer and Searchlight III CVL (the “Governance Agreement”), and effective as of the Initial Closing, the Board of Directors of the Issuer (the “Board”) increased its size from eight to nine members and designees of Searchlight III CVL, David Fuller and Andrew Frey, were appointed as a member of the Board and a non-voting observer, respectively. Effective upon the Second Closing, Searchlight III CVL will be entitled to designate a second director for appointment to the Board, subject to the terms and conditions of the Governance Agreement. For so long as Searchlight III CVL has a director designee serving on the Board, it is required to vote all shares of Common Stock beneficially owned by it pro rata with the Issuer’s stockholders with respect to all director nominees other than Searchlight III CVL’s director designees. For so long as Searchlight III CVL’s As-Converted Common Stock Ownership Percentage (as defined in the Governance Agreement) is at least 5%, Searchlight III CVL will be entitled to appoint one designee as a non-voting observer to the Board.
Pursuant to the Governance Agreement, Searchlight III CVL will be subject to customary standstill restrictions until the earlier of (i) such time that Searchlight III CVL beneficially owns less than 5% of the Common Stock and (ii) the third anniversary of the Initial Closing. Searchlight III CVL will also be subject to customary restrictions on transferring shares of Common Stock and Series A Preferred Stock for a period of three years and four years after the Initial Closing, respectively, and certain other limitations on transfers of Common Stock thereafter.
Subject to the provisions in the Governance Agreement regarding the acquisition of additional shares of Common Stock by the Reporting Persons and transfer restrictions with respect to the securities acquired in connection with the Investment, the Reporting Persons intend to continually review, consider and evaluate their ongoing investment in the Issuer and all potential options with respect thereto. The Reporting Persons may, with or without the assistance of legal and/or financial advisors, engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the Board, and may make suggestions, recommendations and/or proposals concerning changes to the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position, with or without the assistance of legal and/or financial advisors, in the Issuer and may, depending on the Issuer’s performance, other market conditions and such other matters as the Reporting Persons may deem relevant, increase or decrease their investment position in the Issuer’s Common Stock and/or invest in the loans or debt or other securities of the Issuer. In addition, the Reporting Persons may, from time to time, purchase Common Stock or loans or other debt securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or loans or debt or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.
Item 5. Interest in Securities of the Issuer.
(a) and (b)
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
As of the date hereof, (i) Searchlight III CVL beneficially owns the shares of Common Stock reported herein, and (ii) Searchlight III CVL GP, because of its position as the general partner of Searchlight III CVL, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein.
With respect to the shares of Common Stock reported herein, each of Searchlight III CVL and Searchlight III CVL GP may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth herein.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Searchlight III CVL GP or Mr. Zinterhofer that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by Searchlight III CVL GP and Mr. Zinterhofer.
(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.
At the Second Closing, subject to the terms and conditions set forth in the Investment Agreement, Searchlight III CVL will pay additional consideration of $75 million, the Contingent Payment Right will be convertible into an additional 15,115,899 shares of Common Stock, and the Note will become convertible into shares of Series A Preferred Stock at the option of Searchlight III CVL, or if Searchlight III CVL fails to exercise its option within one business day following the Second Closing, at the option of the Issuer. The Note may be issued to Searchlight III CVL prior to the Second Closing upon the occurrence of certain events.
Consummation of the Second Closing is subject to certain customary conditions, including (i) the absence of any legal restraints enjoining, restraining, preventing or prohibiting the consummation of the Second Closing, (ii) the expiry of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and other applicable antitrust laws and (iii) the receipt of certain approvals (the “FCC Approvals”) and issuances of certain public notices by the Federal Communications Commission (“FCC”). The obligation of each of Searchlight III CVL and the Issuer to consummate the Second Closing is also conditioned upon the other party’s representations and warranties (in the case of the Issuer, only certain fundamental representations and warranties) being true and correct, subject to certain thresholds, and the other party’s material compliance with its covenants under the Investment Agreement. The obligation of Searchlight III CVL to consummate the Second Closing is additionally conditioned on (x) the absence of certain adverse effects on the Issuer and (y) if the FCC Approvals are obtained or no longer required as a result of the consummation of certain actions by the Issuer, the appointment of another designee of Searchlight III CVL to the Board. If the FCC finally denies the FCC Approvals, the Note will be issued to Searchlight III CVL but will not be convertible into shares of Series A Preferred Stock, and Searchlight III CVL shall have no obligation to deliver the $75 million of additional consideration to the Issuer.
Each of the Issuer and Searchlight III CVL each made certain representations and warranties and agreed to certain covenants in the Investment Agreement, including, among other things, covenants relating to regulatory efforts and covenants of the Issuer to conduct its business in the ordinary course during the period between the execution of the Investment Agreement and consummation of the Initial Closing and the Second Closing.
The Investment Agreement may be terminated (i) by the mutual written consent of both parties and (ii) by either party if (A) the Second Closing is not consummated by October 2, 2021 (subject to extensions up to October 2, 2023 in certain circumstances), (B) any governmental authority issues a final and nonappealable order or restraint prohibiting the Second Closing or (C) in connection with a breach of the other party’s representations, warranties or covenants where such breach would give rise to the failure of a condition to the Second Closing to be met.
Contingent Payment Right Agreement
Concurrently with the Initial Closing, Searchlight III CVL and the Issuer entered into the Contingent Payment Right Agreement, which governs the conversion of the Contingent Payment Right into cash or shares of Common Stock upon the occurrence of certain events, including Stockholder Approval and certain State PUC approvals, as such terms are defined in the Investment Agreement.
The Contingent Payment Right will become exercisable at the option of the holder on or after October 2, 2029 for a cash payment equal to the fair market value of the number of shares of Common Stock underlying the Contingent Payment Right at the time of exercise. Such right will expire on October 2, 2039.
The Contingent Payment Right will automatically convert in whole or in part into shares of Common Stock upon the receipt by the Issuer of certain regulatory and stockholder approvals as are required for such conversion, or in connection with the transfer by the holder of shares of Common Stock after the expiration of the transfer restrictions on such shares set forth in the Governance Agreement.
The holder of the Contingent Payment Right may exercise its option to convert the Contingent Payment Right into shares of Common Stock in connection with a business combination or reclassification of the Common Stock, subject only to the receipt of such regulatory approvals as are required for such conversion.
The shares of Common Stock underlying the Contingent Payment Right are subject to customary adjustments, including in connection with stock splits, subdivisions, reclassifications or combinations.
Registration Rights Agreement
Concurrently with the Initial Closing, Searchlight III CVL and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) granting Searchlight III CVL customary registration rights with respect to the securities purchased from the Issuer pursuant to the Investment.
Certificate of Designations for Series A Preferred Stock
The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series A Preferred Stock will be set forth in a Certificate of Designations to be filed by the Issuer with the Delaware Secretary of State at the Second Closing (the “Series A Certificate”). Under the Series A Certificate, dividends on each share of Series A Preferred Stock will accrue daily on the Liquidation Preference (as defined in the Series A Certificate) at a rate of 9.0% per annum and will be payable semi-annually in arrears. Dividends are payable (i) until the five-year anniversary of the Initial Closing, either in cash or through an accrual of unpaid dividends, which are automatically added to the Liquidation Preference; and (ii) after the five-year anniversary of the Initial Closing, solely in cash. The “Liquidation Preference,” as of any given time, means $1,000 per share, as adjusted pursuant to the Series A Certificate.
The Series A Preferred Stock will rank senior to the Common Stock and each other class or series of capital stock the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A Preferred Stock as to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer and redemption rights.
Under the Series A Certificate, the Issuer may, at its option redeem all or any part of the outstanding shares of Series A Preferred Stock at a purchase price per share in cash equal to the sum of the Liquidation Preference and accrued and unpaid dividends that have not been added to the Liquidation Preference with respect to such share.
The Applicable Premium (as defined in the Series A Certificate) may also be payable in connection with any such redemption.
The Series A Certificate will include certain consent rights for holders of the Series A Preferred Stock and covenants similar to the covenants applicable to the Issuer pursuant to the indebtedness obtained in connection with the Issuer’s previously disclosed debt financing transactions, as well as other customary consent rights and covenants.
Note
The Note will bear interest at 9.0% per annum, payable semi-annually in arrears, and will mature on October 2, 2029.
The Note will be an unsecured, subordinated obligation of the Issuer and will rank junior in right of payment to the Issuer’s existing and future indebtedness and will not be guaranteed by any of the Issuer’s subsidiaries. If certain events of default occur, such as the bankruptcy of the Issuer, the principal amount of the Note may become due and immediately payable, subject to the subordination provisions of the Note in favor of holders of unsubordinated indebtedness.
The Note may be redeemed at the Issuer’s option, subject to certain conditions, at 100% of the principal amount plus accrued and unpaid interest. The Applicable Premium (as defined in the Note) may also be payable in connection with any such redemption.
At any time after the Second Closing, if certain regulatory approvals have been received, the Note will be convertible at the holder’s option into shares of Series A Preferred Stock. If the holder of the Note does not exercise its conversion right within one business day following the Second Closing, the Note will be convertible at the Issuer’s option into shares of Series A Preferred Stock.
The foregoing descriptions of the Investment Agreement, the Governance Agreement, the Contingent Payment Right Agreement, the Registration Rights Agreement, the Certificate of Designations and the Note are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this report as Exhibits 2, 3, 4, 5, 6 and 7 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2
Investment Agreement, dated as of September 13, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2020).

Exhibit 3
Governance Agreement, dated as of September 13, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 14, 2020).

Exhibit 4
Contingent Payment Right Agreement, dated as of October 2, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 2, 2020).

Exhibit 5
Registration Rights Agreement, dated as of October 2, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 2, 2020).

Exhibit 6	Form of Certificate of Designations of Series A Preferred Stock (included as Exhibit E to Exhibit 2 hereto).
Exhibit 7	Form of Note (included as Exhibit A to Exhibit 2 hereto).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020
SEARCHLIGHT III CVL, L.P.
By:	Searchlight III CVL GP, LLC
Its:	general partner
By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC
By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

ANNEX A
Sole Member of Searchlight III CVL GP, LLC

Name	Business Address	Citizenship
Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	American